Exhibit 12.1

Nasdaq, Inc.

Computation of Ratio of Earnings to Fixed Charges

And Preferred Stock Dividends

(Dollars in Millions)

Unaudited

	Year Ended December 31,
	2015	2014	2013	2012	2011
Pre-tax income from continuing operations(1).......................................................................	$649(3)	$596	$600(4)	$ 548(4)	$571
Add: fixed charges.............................................................................................................	127	134	126	111	135

Pre-tax income before fixed charges.....................................................................................	776	730	726	659	706
Fixed charges:
Interest expense(2)...........................................................................................................	127	134	126	111	135

Total fixed charges...........................................................................................................	127	134	126	111	135
Preferred stock dividend requirements.................................................................................	—	—	—	—	—

Total combined fixed charges and preferred stock dividends.....................................................	$127	$134	$126	$111	$135

Ratio of earnings to fixed charges.......................................................................................	6.11	5.45	5.76	5.94	5.23
Ratio of earnings to fixed charges and preferred stock dividends...............................................	6.11	5.45	5.76	5.94	5.23

(1)   Pre-tax income from continuing operations is before equity in earnings of 50%-or-less-owned companies and adjustment for noncontrolling interests.

(2) Consists of interest expense on all debt obligations (including accretion of debt issuance costs and debt discount) and the portion of operating lease rental expense that is representative of the interest factor.

(3)   Includes costs of $172 million in 2015 associated with Nasdaq’s 2015 restructuring program.

(4)   Includes costs of $9 million in 2013 and $44 million in 2012 associated with Nasdaq’s 2012 restructuring program that was announced in 2012.